Earnings Release
ELBIT SYSTEMS REPORTS
THIRD QUARTER 2023 RESULTS

Backlog of orders at $16.6 billion; Revenues of $1.5 billion;
Non-GAAP net income of $73.5; GAAP net income of $60.7 million;
Non-GAAP net EPS of $1.65; GAAP net EPS of $1.36

Haifa, Israel, November 28, 2023 – Elbit Systems Ltd. ("Elbit Systems" or the "Company") (NASDAQ and TASE: ESLT), the international high technology defense company, reported today its consolidated results for the third quarter ended September 30, 2023.

In this release, the Company is providing US-GAAP results as well as additional non-GAAP financial data, which are intended to provide investors a more comprehensive view of the Company's business results and trends. For a description of the Company's non-GAAP definitions see page 4 below, "Non-GAAP financial data". Unless otherwise stated, all financial data presented is US-GAAP financial data.

Management Comment:

Bezhalel (Butzi) Machlis, President and CEO of Elbit Systems, commented:

"Double digit revenue growth and an almost $2 billion increase in the backlog coupled with the improvement in profitability in the third quarter provide us with confidence in our ability to meet our long term plan and overcome the current challenges.
Following the brutal attack on Israel, the outbreak of war on the 7th of October and the increase in demand for our solutions by the Israel MOD Elbit Systems has ramped up its production in support of the Israel MOD and Israel's security forces. We remain focused on maintaining our commitments to our customers around the world.
We appreciate the multiple expressions of support from our customers and business partners around the world.
Our hearts and prayers are with the hostages, the soldiers and their families. I would like to express my appreciation to Elbit Systems' employees around the world that are contributing to our efforts to support Israel and our customers in challenging times".

Third quarter 2023 results:

Revenues in the third quarter of 2023 were $1,501.6 million, as compared to $1,348.9 million in the third quarter of 2022.

Aerospace revenues increased by 24% in the third quarter of 2023 compared to the third quarter of 2022, mainly due to training & simulation sales in Europe and UAS in Asia Pacific. C4I and Cyber revenues increased by 9% year over year mainly due to radio systems sales in Europe. ISTAR and EW revenues were similar to the revenues in the third quarter of 2022. Land revenues increased by 7% mainly due to artillery and weapon station sales in Europe. Elbit Systems of America revenues decreased by 2% in the third quarter due to lower precision guided munition sales.

For distribution of revenues by segments and geographic regions see the tables on page 12.

Earnings Release
Non-GAAP(*) gross profit amounted to $373.8 million (24.9% of revenues) in the third quarter of 2023, as compared to $337.9 million (25.0% of revenues) in the third quarter of 2022. GAAP gross profit in the third quarter of 2023 was $367.2 million (24.5% of revenues), as compared to $326.0 million (24.2% of revenues) in the third quarter of 2022. The GAAP and Non-GAAP gross profit in the third quarter of 2022 includes expenses of approximately $13 million related to the effect of the significant increase in the Company's share price on employees' stock price linked compensation plans.

Research and development expenses, net were $103.3 million (6.9% of revenues) in the third quarter of 2023, as compared to $113.2 million (8.4% of revenues) in the third quarter of 2022.

Marketing and selling expenses, net were $86.0 million (5.7% of revenues) in the third quarter of 2023, as compared to $68.5 million (5.1% of revenues) in the third quarter of 2022.

General and administrative expenses, net were $71.8 million (4.8% of revenues) in the third quarter of 2023, as compared to $80.2 million (5.9% of revenues) in the third quarter of 2022.

Other operating income, net in the third quarter of 2022 were mainly capital gains of $9.4 million related to a sale of a building in Israel.

Non-GAAP(*) operating income was $117.0 million (7.8% of revenues) in the third quarter of 2023, as compared to $84.3 million (6.3% of revenues) in the third quarter of 2022. GAAP operating income in the third quarter of 2023 was $106.1 million (7.1% of revenues), as compared to $73.4 million (5.4% of revenues) in the third quarter of 2022. GAAP and Non-GAAP(*) operating income in the third quarter of 2022 was reduced by expenses of approximately $22 million related to the Company's stock price linked compensation plans.

Financial expenses, net were $35.7 million in the third quarter of 2023, as compared to $16.4 million in the third quarter of 2022. The financial expenses in 2023 were higher mainly as a result of the significant increase in interest rates.

Taxes on income were $10.0 million in the third quarter of 2023, as compared to $7.9 million in the third quarter of 2022.

Non-GAAP(*) net income attributable to the Company's shareholders in the third quarter of 2023 was $73.5 million (4.9% of revenues), as compared to $62.6 million (4.6% of revenues) in the third quarter of 2022. GAAP net income attributable to the Company's shareholders in the third quarter of 2023 was $60.7 million (4.0% of revenues), as compared to $56.2 million (4.2% of revenues) in the third quarter of 2022.

Non-GAAP(*) diluted net earnings per share attributable to the Company's shareholders were $1.65 for the third quarter of 2023, as compared to $1.40 for the third quarter of 2022. GAAP diluted earnings per share attributable to the Company's shareholders in the third quarter of 2023 were $1.36, as compared to $1.26 in the third quarter of 2022. Diluted net earnings per share in the third quarter of 2022, were reduced by $0.45 as a result of the expenses related to the Company's stock price linked compensation plans.

The Company’s backlog of orders as of September 30, 2023 totaled $16.6 billion. Approximately 75% of the current backlog is attributable to orders from outside Israel. Approximately 39% of the backlog is scheduled to be performed during the remainder of 2023 and 2024.

Cash flows used in operating activities in the nine months ended September 30, 2023 were $200.0 million, as compared to cash flows provided by operating activities of $44.6 million in the nine months ended September 30, 2022. The cash flows in the nine months ended September 30, 2023 were affected mainly by the increase in inventories.

* see page 4

Earnings Release
Impact of the "Swords of Iron" War on the Company

On October 7, 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of brutal attacks on civilian and military targets. Hamas also launched extensive rocket attacks on the Israeli population and industrial centers located along Israel’s border with the Gaza Strip and in many other parts of Israel. Israel has also been attacked on other fronts, including from Lebanon, which have prompted military responses from Israel. Following the attacks, the State of Israel declared a state of war.

Since the commencement of hostilities, Elbit Systems has experienced a considerable increased demand for our solutions from the Israel Ministry Of Defense (IMOD) compared to the routine levels of demands, and we have increased our support to the IMOD, mainly through deliveries of our systems and dedicated efforts of our employees. Subject to further developments, this demand may continue and possibly generate material orders to the Company. At the same time, the Company continues to support its international customers.

While the vast majority of our facilities in Israel continue to operate uninterrupted, some of our operations have experienced disruptions due to the relocation of certain production lines, mobilization of personnel for reserve duty (approximately 15% of our work force in Israel has been called for duty), operational constrains and supply chain disruptions.

Elbit Systems is taking a number of actions to protect the safety of our employees and maintain business continuity, among them relocation of production lines from facilities in areas that have been evacuated to other facilities; recruitment of additional employees to support an increase in production capacity and to replace employees recruited into the reserves; increased monitoring of our global supply chain to identify delays, shortages and bottlenecks; rescheduling deliveries as necessary; and increasing inventories to mitigate potential supply chain disruptions and to support increased production. To date, the impact of the disruptions on our financial results has not been material.

The extent of the effects of the war on the Company's performance will depend on future developments that are difficult to predict at this time, including the duration and scope of the war. We continue to monitor the situation closely.

Earnings Release

* Non-GAAP financial data:

The following non-GAAP financial data, including Adjusted gross profit, Adjusted operating income, Adjusted net income, and Adjusted diluted earnings per share, is presented to enable investors to have additional information on our business performance as well as a further basis for periodical comparisons and trends relating to our financial results. We believe such data provides useful information to investors and analysts by facilitating more meaningful comparisons of our financial results over time. The non-GAAP adjustments exclude amortization expenses of intangible assets related to acquisitions that occurred mainly in prior periods, capital gains related primarily to the sale of investments, revaluations of investments in affiliated companies, non-operating foreign exchange gains or losses, one-time tax expenses, and the effect of tax on each of these items. We present these non-GAAP financial measures because management believes they supplement and/or enhance management’s, analysts’ and investors’ overall understanding of the Company’s underlying financial performance and trends and facilitate comparisons among current, past, and future periods.

Specifically, management uses Adjusted gross profit, Adjusted operating income, and Adjusted net income attributable to the Company’s shareholders to measure the ongoing gross profit, operating profit and net income performance of the Company because the measure adjusts for more significant non-recurring items, amortization expenses of intangible assets relating to prior acquisitions, and non-cash expense which can fluctuate year to year.

We believe Adjusted gross profit, Adjusted operating income, and Adjusted net income attributable to the Company’s shareholders are useful to existing shareholders, potential shareholders and other users of our financial information because they provide measures of the Company’s ongoing performance that enable these users to perform trend analysis using comparable data.

Management uses Adjusted diluted earnings per share to evaluate further adjusted net income attributable to the Company’s shareholders while considering changes in the number of diluted shares over comparable periods.
We believe adjusted diluted earnings per share is useful to existing shareholders, potential shareholders and other users of our financial information because it also enables these users to evaluate adjusted net income attributable to Company’s shareholders on a per-share basis.

The non-GAAP measures used by the Company are not based on any comprehensive set of accounting rules or principles. We believe that non-GAAP measures have limitations in that they do not reflect all of the amounts associated with our results of operations, as determined in accordance with GAAP, and that these measures should only be used to evaluate our results of operations in conjunction with the corresponding GAAP measures.

Investors are cautioned that, unlike financial measures prepared in accordance with GAAP, non-GAAP measures may not be comparable with the calculation of similar measures for other companies. They should consider non-GAAP financial measures in addition to, and not as replacements for or superior to, measures of financial performance prepared in accordance with GAAP.

Earnings Release
Reconciliation of GAAP to Non-GAAP (Unaudited) Supplemental Financial Data:
(US Dollars in millions, except for per share amounts)

	Nine months ended September 30, 2023	Nine months ended September 30, 2022	Three months ended September 30, 2023	Three months ended September 30, 2022	Year ended December 31, 2022
GAAP gross profit	$1,100.8	$992.7	$367.2	$326.0	$1,373.3
Adjustments:
Amortization of purchased intangible assets(*)	20.2	24.5	6.6	11.9	31.7
Non-GAAP gross profit	$1,121.0	$1,017.2	$373.8	$337.9	$1,405.0
Percent of revenues	25.8%	25.4%	24.9%	25.0%	25.5%

GAAP operating income	$301.5	$247.2	$106.1	$73.4	$367.5
Adjustments:
Amortization of purchased intangible assets(*)	32.7	37.8	10.9	11.5	49.2
Capital gain	—	(31.5)	—	(0.6)	(31.5)
Non-recurring gain related to grants	—	—	—	—	(28.6)
Non-GAAP operating income	$334.2	$253.5	$117.0	$84.3	$356.6
Percent of revenues	7.7%	6.3%	7.8%	6.3%	6.5%

GAAP net income attributable to Elbit Systems’ shareholders	$185.1	$190.2	$60.7	$56.2	$275.4
Adjustments:
Amortization of purchased intangible assets(*)	32.7	37.8	10.9	11.5	49.2
Non-recurring gain related to grants	—	—	—	—	(28.6)
Capital gain	—	(20.5)	—	(0.6)	(20.5)
Revaluation of investment measured under fair value method	—	(4.6)	—	(4.6)	10.2
Non-operating foreign exchange (gains) losses	5.7	(7.5)	3.3	0.9	(10.5)
Tax effect and other tax items, net	(4.2)	(1.5)	(1.4)	(0.8)	(6.3)
Non-GAAP net income attributable to Elbit Systems' shareholders	$219.3	$193.9	$73.5	$62.6	$268.9
Percent of revenues	5.0%	4.8%	4.9%	4.6%	4.9%

GAAP diluted net EPS	$4.15	$4.27	$1.36	$1.26	$6.18
Adjustments, net	0.77	0.08	0.29	0.14	(0.15)
Non-GAAP diluted net EPS	$4.92	$4.35	$1.65	$1.40	$6.03

(*) While amortization of acquired intangible assets is excluded from the measures, the revenue of the acquired companies is reflected in the measures and the acquired assets contribute to revenue generation.

Earnings Release
Recent Events:

On August 16, 2023, the Company announced that its partner in the Australian Land 400 Phase 3 project (the "Project"), Hanwha Defense Australia ("Hanwha"), has reported that it was downselected by the Australian Government, as the preferred tenderer for the Project, with final Government approval to be sought at the conclusion of contract negotiations. Hanwha further reported that Elbit Systems is a key partner to Hanwha to deliver the Redback Infantry Fighting Vehicle under the Project.

On August 16, 2023, the Company announced that S&P Global Ratings Maalot Ltd., an Israeli rating agency had assigned an ilA-1+ (on local scaling) short term issuer rating to the Company and an ilA-1+ (on local scaling) short term rating to commercial paper that may be issued by the Company in Israel.

On August 21, 2023, the Company announced that it was awarded a contract worth approximately $55 million to supply multi-layered ReDrone Counter Unmanned Aerial Systems (C-UAS) to the Netherlands. The contract will be performed over a period of four years.

On September 1, 2023, the Company announced, following its announcement of August 16, 2023, that it completed an issuance in Israel of U.S. Dollar denominated commercial paper in an amount of approximately $300 million par value, bearing an annual interest of the SOFR 3M interest rate and an additional 1%. S&P Global Ratings Maalot Ltd. had assigned an ilA-1+ (on local scaling) short term rating to commercial paper.

On September 5, 2023, the Company announced that it was awarded two contracts by a European country, worth an aggregate amount of approximately $200 million, to supply a C4I (Command, Control, Communication, Computers, Intelligence) solution to artillery battalions and a Hostile Fire Counter Attack solution. The contracts will be executed until 2026, with options for further extensions.

On September 11, 2023, the Company announced that it was awarded a contract worth $109 million to supply BAE Systems Hägglunds the Iron Fist Active Protection System for its CV90 platform, for a European customer. The contract will be carried out over three years.

On September 18, 2023, the Company announced that it was awarded a $95 million contract to supply SkyStriker loitering munitions to a European country. The contract will be carried out over a period of two years.

On September 27, 2023, the Company announced that it was awarded a contract worth approximately $115 million to supply tank ammunition to a NATO country. The contract will be performed over a period of three years and includes options for further extensions.

On September 27, 2023, the Company announced that it has filed a shelf prospectus with the Israel Securities Authority and the Tel Aviv Stock Exchange (the “Shelf Prospectus”).
The Shelf Prospectus will be effective for a period of two years and will enable the Company to raise from time to time funds through offerings and sales of various securities including debt and equity, in Israel, at the discretion of the Company. Any offering of these securities will be made pursuant to a supplemental shelf offering report to be filed, which will describe the terms of the securities being offered and the specific details of each offering.

On October 25, 2023, the Company announced that its subsidiary Elbit Systems Sweden AB (Elbit Systems Sweden) was awarded a contract worth approximately $170 million to become the integration partner for the Swedish Army digitalization program LSS Mark. The contract will be performed over a ten year period.

On October 29, 2023, the Company announced that it was awarded a $135 million contract to establish an artillery ammunition factory for an international customer. The contract will be performed out over a period of two years.

Earnings Release

Dividend:

The Board of Directors declared a dividend of $0.50 per share. The dividend’s record date is December 26, 2023. The dividend will be paid on January 8, 2024, after deduction of withholding tax, at the rate of 16.8%.

Conference Call:

The Company will be hosting a conference call today, Tuesday, November 28, 2023, at 9:00 a.m. Eastern Time. On the call, management will review and discuss the results and will be available to answer questions.

To participate, please call one of the teleconferencing numbers that follow. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1-866-744-5399
Canada Dial-in Number: 1-866-485-2399
Israel Dial-in Number: 03-918-0610
International Dial-in Number: 972-3-918-0610

at 9:00am Eastern Time; 6:00am Pacific Time; 4:00pm Israel Time

The conference call will also be broadcast live on Elbit Systems’ website at https://www.elbitsystems.com. An online replay will be available from 24 hours after the call ends.

Alternatively, for two days following the call, investors will be able to dial a replay number to listen to the call. The dial-in numbers are: 1-888-782-4291 (US and Canada) or +972-3-925-5900 (Israel and International).

About Elbit Systems

Elbit Systems Ltd. is an international high technology company engaged in a wide range of defense, homeland security and commercial programs throughout the world. The Company, which includes Elbit Systems and its subsidiaries, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence surveillance and reconnaissance ("C4ISR"), unmanned aircraft systems, advanced electro-optics, electro-optic space systems, EW suites, signal intelligence systems, data links and communications systems, radios, cyber-based systems and munitions. The Company also focuses on the upgrading of existing platforms, developing new technologies for defense, homeland security and commercial applications and providing a range of support services, including training and simulation systems.
For additional information, visit: https://elbitsystems.com/, follow us on Twitter or visit our official Facebook, Youtube and LinkedIn Channels.

Attachments:

Consolidated balance sheets
Consolidated statements of income
Consolidated statements of cash flows
Consolidated revenue distribution by geographical regions and by segments

Earnings Release

Company Contact:

Dr. Yaacov (Kobi) Kagan, EVP & Chief Financial Officer
Tel: +972-77-2946663
kobi.kagan@elbitsystems.com

Rami Myerson, VP, Investor Relations
Tel: +972-77-2948984
rami.myerson@elbitsystems.com

Dalia Bodinger, VP, Communications & Brand
Tel: +972-77-2947602
dalia.bodinger@elbitsystems.com

This press release may contain forward‑looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended and the Israeli Securities Law, 1968) regarding Elbit Systems Ltd. and/or its subsidiaries (collectively the Company), to the extent such statements do not relate to historical or current facts. Forward-looking statements are based on management’s current expectations, estimates, projections and assumptions about future events. Forward‑looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions about the Company, which are difficult to predict, including projections of the Company’s future financial results, its anticipated growth strategies and anticipated trends in its business. Therefore, actual future results, performance and trends may differ materially from these forward‑looking statements due to a variety of factors, including, without limitation: scope and length of customer contracts; governmental regulations and approvals; changes in governmental budgeting priorities; general market, political and economic conditions in the countries in which the Company operates or sells, including Israel and the United States among others; including the duration and scope of the current war in Israel, and the potential impact on our operations; changes in global health and macro-economic conditions; differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts; changes in the competitive environment; and the outcome of legal and/or regulatory proceedings. The factors listed above are not all-inclusive, and further information is contained in Elbit Systems Ltd.’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission. All forward‑looking statements speak only as of the date of this release.

Although the Company believes the expectations reflected in the forward-looking statements contained herein are reasonable, it cannot guarantee future results, level of activity, performance or achievements. Moreover, neither the Company nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. The Company does not undertake to update its forward-looking statements.

Elbit Systems Ltd., its logo, brand, product, service and process names appearing in this Press Release are the trademarks or service marks of Elbit Systems Ltd. or its affiliated companies. All other brand, product, service and process names appearing are the trademarks of their respective holders. Reference to or use of a product, service or process other than those of Elbit Systems Ltd. does not imply recommendation, approval, affiliation or sponsorship of that product, service or process by Elbit Systems Ltd. Nothing contained herein shall be construed as conferring by implication, estoppel or otherwise any license or right under any patent, copyright, trademark or other intellectual property right of Elbit Systems Ltd. or any third party, except as expressly granted herein.
(FINANCIAL TABLES TO FOLLOW)

Earnings Release

ELBIT SYSTEMS LTD.
CONSOLIDATED BALANCE SHEETS
(In thousands of US Dollars)

	As of September 30, 2023 (Unaudited)	As of December 31, 2022 (Audited)
Assets
Cash and cash equivalents	$120,288	$211,108
Short-term bank deposits	26,582	1,040
Trade and unbilled receivables and contract assets, net	2,694,533	2,574,605
Other receivables and prepaid expenses	282,972	298,698
Inventories, net	2,291,626	1,946,326
Total current assets	5,416,001	5,031,777

Investments in affiliated companies, partnerships and other companies	154,335	159,604
Long-term trade and unbilled receivables and contract assets	355,398	374,054
Long-term bank deposits and other receivables	90,072	112,525
Deferred income taxes, net	22,769	20,025
Severance pay fund	203,160	227,786
Total	825,734	893,994

Operating lease right of use assets	422,552	405,446
Property, plant and equipment, net	1,058,071	949,207
Goodwill and other intangible assets, net	1,892,893	1,935,227
Total assets	$9,615,251	$9,215,651

Liabilities and Equity
Short-term bank credit and loans	$776,335	$115,076
Current maturities of long-term loans and Series B, C and D Notes	72,141	76,555
Operating lease liabilities	62,846	69,322
Trade payables	1,100,489	1,067,818
Other payables and accrued expenses	1,265,494	1,171,357
Contract liabilities	1,568,218	1,777,161
Total current liabilities	4,845,523	4,277,289

Long-term loans, net of current maturities	39,622	264,541
Series B, C and D Notes, net of current maturities	329,398	415,537
Employee benefit liabilities	566,562	618,088
Deferred income taxes and tax liabilities, net	62,264	72,965
Contract liabilities	298,566	217,075
Operating lease liabilities	346,898	344,585
Other long-term liabilities	281,289	247,896
Total long-term liabilities	1,924,599	2,180,687

Elbit Systems Ltd.'s equity	2,842,835	2,755,221
Non-controlling interests	2,294	2,454
Total equity	2,845,129	2,757,675
Total liabilities and equity	$9,615,251	$9,215,651

Earnings Release
ELBIT SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF INCOME
(In thousands of US Dollars, except for share and per share amounts)

	Nine months ended September 30, 2023 (Unaudited)	Nine months ended September 30, 2022 (Unaudited)	Three months ended September 30, 2023 (Unaudited)	Three months ended September 30, 2022 (Unaudited)	Year ended December 31, 2022 (Audited)
Revenues	$4,348,950	$4,005,119	$1,501,567	$1,348,940	$5,511,549
Cost of revenues	3,248,104	3,012,466	1,134,393	1,022,959	4,138,266
Gross profit	1,100,846	992,653	367,174	325,981	1,373,283

Operating expenses:
Research and development, net	307,065	310,225	103,315	113,193	435,650
Marketing and selling, net	267,845	238,275	85,967	68,521	326,020
General and administrative, net	224,406	237,274	71,842	80,220	313,047
Other operating income, net	—	(40,274)	—	(9,374)	(68,918)
Total operating expenses	799,316	745,500	261,124	252,560	1,005,799
Operating income	301,530	247,153	106,050	73,421	367,484

Financial expenses, net	(91,991)	(24,605)	(35,722)	(16,396)	(51,364)
Other income (expenses), net	(5,375)	(9,096)	(1,851)	4,822	(23,562)
Income before income taxes	204,164	213,452	68,477	61,847	292,558
Taxes on income	(27,957)	(28,678)	(10,014)	(7,932)	(24,131)
Income after taxes on income	176,207	184,774	58,463	53,915	268,427

Equity in net earnings of affiliated companies and partnerships	9,247	5,224	2,395	2,313	7,042

Net income	$185,454	$189,998	$60,858	$56,228	$275,469

Less: net (income) losses attributable to non-controlling interests	(331)	154	(155)	(7)	(21)
Net income attributable to Elbit Systems Ltd.'s shareholders	$185,123	$190,152	$60,703	$56,221	$275,448

Earnings per share attributable to Elbit Systems Ltd.'s shareholders:
Basic net earnings per share	$4.17	$4.29	$1.37	$1.27	$6.21
Diluted net earnings per share	$4.15	$4.27	$1.36	$1.26	$6.18

Weighted average number of shares used in computation of:
Basic earnings per share (in thousands)	44,351	44,314	44,360	44,336	44,322
Diluted earnings per share (in thousands)	44,579	44,581	44,642	44,638	44,581

Earnings Release
ELBIT SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOW
(In thousands of US Dollars)

	Nine months ended September 30, 2023 (Unaudited)	Nine months ended September 30, 2022 (Unaudited)	Year ended December 31, 2022 (Audited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$185,454	$189,998	$275,469
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	123,477	121,128	161,290
Stock-based compensation	9,732	9,392	10,463
Amortization of series B, C and D related issuance costs, net	445	592	773
Deferred income taxes and reserve, net	4,025	(622)	(2,219)
Gain on sale of property, plant and equipment	(241)	(17,998)	(18,995)
Loss (gain) on sale of investment, remeasurement of investment held under fair value method	6	(22,453)	(7,360)
Equity in net earnings of affiliated companies and partnerships, net of dividend received (*)	5,060	11,811	11,368
Changes in operating assets and liabilities, net of amounts acquired:
Decrease (increase) in trade and unbilled receivables and prepaid expenses	(65,444)	(120,229)	97,151
Increase in inventories, net	(345,201)	(274,207)	(305,058)
Increase (decrease) in trade payables and other payables and accrued expenses	30,999	5,841	(123,289)
Severance, pension and termination indemnities, net	(20,892)	(60,653)	(51,689)
Increase (decrease) in contract liabilities	(127,451)	202,044	192,164
Net cash (used in) provided by operating activities	(200,031)	44,644	240,068
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment and other assets	(157,787)	(188,355)	(205,110)
Acquisition of subsidiaries, net of cash assumed	(10,380)	(6,704)	(12,430)
Deferred payment on acquisition	—	—	(50,749)
Investments in affiliated companies and other companies, net	(2,939)	(2,782)	(4,466)
Proceeds from sale of property, plant and equipment	600	23,091	24,882
Proceeds from sale of a subsidiary and business operation	—	93,138	93,138
Proceeds from (investment in) short-term deposits, net	(25,576)	1,967	2,567
Proceeds from sale of long-term deposits, net	83	132	186
Net cash used in investing activities	(195,999)	(79,513)	(151,982)
CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of shares	15	22	24
Issuance of commercial paper	313,620	—	—
Repayment of long-term loans	(246,173)	(29,929)	(122,353)
Proceeds from long-term bank loans	20,000	67,891	39,547
Repayment of Series B, C and D Notes	(62,434)	(65,374)	(65,379)
Dividends paid (**)	(67,033)	(64,644)	(86,813)
Change in short-term bank credit and loans, net	347,215	116,091	99,003
Net cash (used in) provided by financing activities	305,210	24,057	(135,971)
Net decrease in cash and cash equivalents	(90,820)	(10,812)	(47,885)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	$211,108	$258,993	$258,993
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	$120,288	$248,181	$211,108
(*) Dividend received from affiliated companies and partnerships	$14,307	$17,035	$18,409
(**) Dividends paid during 2023 included approximately $500 dividends paid by subsidiaries to non-controlling interests.

Earnings Release
ELBIT SYSTEMS LTD.
DISTRIBUTION OF REVENUES
(In millions of US Dollars)

Consolidated revenues by geographical regions:

	Nine months ended September 30, 2023	%	Nine months ended September 30, 2022	%	Three months ended September 30, 2023	%	Three months ended September 30, 2022	%	Year ended December 31, 2022	%
Israel	$730.0	16.8	$800.5	20.0	$230.2	15.3	$253.3	18.8	$1,071.9	19.4
North America	1,049.6	24.1	1,090.1	27.2	359.7	24.0	386.3	28.6	1,489.7	27.0
Europe	1,329.7	30.6	859.1	21.4	496.9	33.1	347.1	25.7	1,243.6	22.6
Asia-Pacific	968.1	22.3	1,038.1	25.9	314.2	20.9	260.0	19.3	1,405.5	25.5
Latin America	85.1	2.0	76.7	1.9	26.9	1.8	42.8	3.2	119.9	2.2
Other countries	186.5	4.2	140.6	3.6	73.7	4.9	59.4	4.4	180.9	3.3
Total revenue	$4,349.0	100.0	$4,005.1	100.0	$1,501.6	100.0	$1,348.9	100.0	$5,511.5	100.0

Consolidated revenues by segments:

	Nine months ended September 30, 2023	Nine months ended September 30, 2022	Three months ended September 30, 2023	Three months ended September 30, 2022	Year ended December 31, 2022
Aerospace
External customers	$1,188.1	$1,052.6	$404.1	$296.6	$1,471.1
Intersegment revenue	181.8	193.1	58.0	75.2	262.1
Total	1,369.9	1,245.7	462.1	371.8	1,733.2
C4I and Cyber
External customers	490.7	$452.1	$171.7	160.7	631.3
Intersegment revenue	41.8	36.0	16.4	12.0	47.1
Total	532.5	488.1	188.1	172.7	678.4
ISTAR and EW
External customers	735.6	660.0	242.9	233.5	882.2
Intersegment revenue	138.9	120.0	44.2	53.5	163.4
Total	874.5	780.0	287.1	287.0	1,045.6
Land
External customers	884.7	806.0	330.0	296.9	1,075.8
Intersegment revenue	52.1	78.6	11.3	23.4	92.7
Total	936.8	884.6	341.3	320.3	1,168.5
ESA
External customers	1,049.9	1,034.4	352.9	361.2	1,451.1
Intersegment revenue	5.6	3.0	1.9	1.8	5.6
Total	1,055.5	1,037.4	354.8	363.0	1,456.7
Revenues
Total revenues (external customers and intersegment) for reportable segments	4,769.2	4,435.8	1,633.4	1,514.8	6,082.4
Less - intersegment revenue	(420.2)	(430.7)	(131.8)	(165.9)	(570.9)
Total revenues	$4,349.0	$4,005.1	$1,501.6	$1,348.9	$5,511.5